

LNP Audit and Assurance International Pty Ltd
ABN 53 649 276 666

L8 309 Kent Street Sydney NSW 2000
+61 2 9290 8515

L24 570 Bourke Street Melbourne VIC 3000
+61 3 8658 5928

L14 167 Eagle Street Brisbane QLD 4000
+61 7 3607 6379

www.lnpaudit.com

October 7, 2022

Consent of Independent Auditors

We consent to the incorporation by reference in the following Registration Statements:

(1) Form S-3 No. 333-228063 of CleanSpark, Inc.
(2) Form S-3 No. 333-248975 of CleanSpark, Inc.
(3) Form S-3ASR No. 333-254290 of CleanSpark, Inc.
(4) Form S-8 No. 333-218831 of CleanSpark, Inc.
(5) Form S-8 No. 333-249959 of CleanSpark, Inc.
(6) Form S-8 No. 333-259917 of CleanSpark, Inc.

of our report dated September 24, 2022 with respect to the Combined Financial statements of the GA Business of Mawson Infrastructure Group Inc. for the fiscal year ended December 31, 2021, included in this Current Report on Form 8-K of CleanSpark, Inc.

LNP Audit and Assurance International Pty Ltd

Anthony Rose, Director

Sydney